
03021133

AR/S

A LEGACY OF VALUE


SEC MAIL PROCESSING
WASH. D.C.
SECTION


ST JOE

The St. Joe Company 2002 Annual Report



WaterSound Beach near Seagrove Beach, Florida,
pictured here and on the cover.


SEC MAIL
RECEIVED
PROCESSING
JUN 0 9 2003
SECTION

VALUE COMES IN MANY FORMS.

For shareholders, value is measured in a steadily appreciating stock price and return on investment. For Northwest Florida's local communities, value comes from protecting the region's special places and outstanding quality of life.

The St. Joe Company has the unique opportunity to create a legacy of value for both its shareholders and the people who call Northwest Florida home. Because of our commitment to create value in so many ways for so many people, we remain "No Ordinary JOE."

A LEGACY OF VALUE

As the region's largest landowner, JOE knows that the quality of its planning and execution today will directly affect the region's quality of life tomorrow. And JOE knows that protecting Northwest Florida's unique character and special places is fundamental to the company's ability to create value for shareholders for years to come.

That's why JOE is working so hard on the key elements that make a region thrive: Unique places. Good schools. Quality health care. First-rate roads and air service. A strong, growing economy. And a commitment to the environment.

JOE is building a legacy of value that will be measured in many ways. Already, small things are becoming big accomplishments. And though much work remains to be done, the results thus far are encouraging – both in delivering value to shareholders and in making Northwest Florida a better place to call home.

TABLE OF CONTENTS

Dear Fellow Shareholders,

For some reason that neither Lee Ann nor I can figure out, our 10-year-old daughter, Mahala, has developed an incredible interest in office supplies. She has every ruler, colored pencil, sticky note and three-ring binder that you can think of, and she is always on the prowl for more. There is no question that her favorite trip is not to the GAP, but to Staples.

I was coming to the office last weekend to pick something up and Mahala wanted to come along with me. I said "Sure," but being more than a little suspicious, I asked why. She was direct, "Because the supply closet has all kinds of great stuff in it." She wanted to see what she didn't have.

I pointed out to her that those *things weren't ours* – that they belonged to the company, and we couldn't just walk in and take what we wanted. "But Dad," she protested, "isn't the company yours and so don't we own all that stuff?"

Her mother has given her a very good sense of fundamental right and wrong, but I think we still have some work to do on basic corporate governance. While it's an issue I have to deal with at home, as shareholders, you need to know you don't need to worry about it in your company. And that was driven home to me in a meeting I want to tell you about.

Still No Ordinary JOE

We started work on the annual report this year well ahead of the April mailing date. The annual report has become an important document for us because we use it in some ways to set direction, policies and themes for the year. So, it is far more than a slick marketing piece or something we use to satisfy SEC requirements.



JOE
MS REIT
DJIA
S&P 500
NASDAQ
6-YEARS
130.7%
42.2%*
41.0%
27.6%
4.9%
3-YEARS
86.7%
47.2%*
-23.8%
-37.9%
-66.6%
1-YEAR
8.4%
3.6%*
-15.0%
-22.1%
-31.2%

Total Return to Shareholders: 1-Year, 3-Years and 6-Years

Source: Bloomberg Information Services, as of December 31, 2002.
*Simple Price Appreciation

To that end, we had eight or nine people in the room representing most of the major areas of the company. There was finance, accounting, investor relations, legal, public affairs, marketing – a broad array of points of view. As I sat and listened to the debate, I thought to myself that I wish there was some way to record it *verbatim* and let people on the outside hear the conversation. Having just finished this tough year in American business – one of the nastiest years I can remember in my 30+ years in business – I was really proud of the conversation we were having. I thought about how different it was from the stereotype many people have about corporations and how business is conducted.

Our discussion focused on one central question: What should be the emphasis of this year's annual report? Two leading contenders emerged. One was trumpeting our six-year total return for shareholders, of which we are very proud. The other was the idea of the legacy we are building in the communities *and towns and places we are* developing.

One side argued that if we spend too much time simply talking about shareholder returns and investment analysis, we couldn't do justice to the thought and depth and quality of the effort we've put into the places we are creating.

The other side argued that we are in business to make money for shareholders. If we spend all our time talking about design and quality and place-making, then we will discourage the investment community who thinks all this stuff is great, but in the end, is more focused on the return on their investment.

We have two accomplishments of which we are equally proud. On one hand, we have provided very good results for our shareholders. On the other, we think we are creating great places to live, work and enjoy - and we are increasingly proud of the quality of our place-making, primarily across Northwest Florida.

The more we talked and listened, the more we all realized that creating shareholder value and creating great places are not mutually exclusive, but in fact are complementary to one another. Our discussion made clear that JOE has a unique opportunity to create value for shareholders *and* for the people who call Northwest Florida home. And that is the reason we remain "No Ordinary JOE."

Making Northwest Florida A Better Place To Call Home

We have said for some time that the uniqueness of our land holdings - particularly its quality, size and relative compactness - gives us advantages other developers simply do not have. JOE's influence extends beyond the acreage we own to the broader region, and there are both opportunities and responsibilities that go along with that.

Our opportunities come from our ability to use our development activity to create a "spillover effect," driving value from land we are working on to our adjacent land holdings, making them more valuable.



We also know that the things we do impact not only our land and our adjacent land but also the towns and lives of the people who already live in the region. And we understand and accept the responsibilities that go with that. We believe that through our actions over the past six years, we have demonstrated our concern for the region and will continue to do so.

During this time we have worked closely with local leaders on issues of immediate concern and spent considerable time thinking about the long-term impact of our efforts. We know that the quality of our planning and execution today will have a direct impact on our ability to create value in the future. That's one reason we've rolled up our sleeves and helped with the hard work of improving the region's roads, air service, health care, conservation and economic development efforts.

When I first came to JOE, we made a strong commitment to protect Northwest Florida's special places for generations to come. Since then, we have been working with the State of Florida, The Nature Conservancy and

JOE HAS THE UNIQUE OPPORTUNITY TO BUILD A LEGACY OF VALUE THAT WILL BENEFIT BOTH OUR SHAREHOLDERS AND THE CITIZENS OF NORTHWEST FLORIDA – WHICH IS WHY WE REMAIN "NO ORDINARY JOE."



other responsible environmental groups on conservation efforts across the region. So far, JOE has helped protect more than 126,000 acres. Another 150,000 acres are being evaluated for conservation. To date, JOE has protected ten acres for every acre it has developed. We are very proud of that fact.

TO DATE, JOE HAS PROTECTED TEN ACRES FOR EVERY ACRE IT HAS DEVELOPED.

We also take conservation efforts within JOE communities very seriously. For example, at WindMark Beach in Gulf County, JOE has taken great care to preserve indigenous plants and the existing landscape. Planning has begun on moving a 3.5-mile stretch of road, where we intend to restore the natural habitat and create public access points for the entire local community to a previously inaccessible beach.

During 2002, JOE joined with the Bay County Commission and the Panama City-Bay County International Airport Authority in what is known as a "sector planning process" to plan the long-term development of 75,000 acres in west Bay County.

The plan's development centerpiece is the proposed relocated Panama City-Bay County International Airport, but it also includes land designated for commercial, industrial, retail and residential development. The most unique feature of the plan is the proposed 37,000-acre West Bay Conservation Area designed to help protect forever nearly the entire shoreline of West Bay, a critically important body of water for this region. This is one of the largest planning efforts of its kind ever undertaken in Florida.

Hundreds of Bay County citizens participated in this sector planning process, providing constructive input and sharing their dreams for the county's future. The resulting plan, approved by the county commission and supported by a broad cross-section of the community, establishes a clear framework for development over the next several decades.

Good progress continues to be made on the relocation of the Panama City-Bay County International Airport. Federal and state authorities have given their support for the airport's relocation and an Environmental Impact Study is now underway. Though many hurdles remain, the local airport authority has received initial FAA approval to relocate the airport. Several long-sought road improvement projects are also now underway, and JOE is pleased to have been able to provide land and rights-of-way to help move projects forward.

Earlier this year in Walton County, JOE attended the dedication and opening of Sacred Heart Health System's new 50-bed hospital, trauma center, out-patient facility and cardiac care unit. We donated the land for these new medical facilities - and now we are working with regional community leaders to help bring quality health care to more of Northwest Florida.

All of these - and more I don't have space here to list - are examples of things we either have done, or have underway, that impact both our land and also the region. And in every case, we think these efforts will result in a higher quality of life, more jobs, greater recreational opportunities, and will make Northwest Florida a more attractive place for people to live, work and enjoy. At the same time, without a doubt, these efforts will benefit our shareholders.

A Legacy Of Value

Did we do this simply because we are good guys? The answer is obviously "No." We did this for two reasons. First, we think it is part of our responsibility as regional place-makers. And second, we think it is the proper way for us to build value across our entire portfolio as we continue to work with our landholdings.

The investment we are making in Northwest Florida encourages investment by others, which in turn builds enormous long-term value for people who live in the region and also, obviously, for shareholders.

Peter Lynch, the famous Fidelity mutual fund manager, used to say in the early days of his Magellan Fund that he would buy the stocks of the companies whose products he liked. I remember he would visit a store as a consumer, enjoy being there, decide it had potential and invested very early in that company. The rest, as they say, is history.

I think we are positioned in a very similar way. We are developing a series of towns and places that are attractive and appealing to the people who are voting with their wallets and continuing to buy into JOE communities at a great pace. We are also finding that some of our real estate buyers are becoming shareholders.


TENNESSEE
NORTH CAROLINA
OKLAHOMA
ARKANSAS
MISSISSIPPI
ALABAMA
GEORGIA
SOUTH CAROLINA
Atlanta
Birmingham
TEXAS
LOUISIANA
Dallas
Montgomery
Jackson
Dothan
Tallahassee
Destin
Jacksonville
Houston
New Orleans
WaterColor
WaterSound
SouthWood
RiverCamps
WindMark Beach
Victoria Park
Panama City Beach
Orlando
Gulf of Mexico
Fort Lauderdale
Miami
65
85
95
55
75
431
20
331
49
231
10
98

But at the core of our efforts to create shareholder value is a sincere effort to protect and improve Northwest Florida's quality of life. This is nowhere more evident than in the work of the St. Joe Community Foundation. JOE and Arvida created the Foundation to ensure that Northwest Florida would benefit from JOE's financial success. The Foundation is funded exclusively by a half-percent transfer fee on the sale of real estate in St. Joe communities. This fee applies the first time we sell a property, and then again on each resale, so it builds dramatically over time. Thus far, the Foundation has provided more than $1 million for grants to Northwest Florida schools, libraries, public recreation facilities and community organizations.

The Foundation, in a very tangible way, links JOE's ability to create value for shareholders and our ability to create value for the region. As JOE and its shareholders prosper, so too will the good works of the Foundation.

By creating unique places with a focus on protecting the region's unique character and quality of life, JOE has begun to build a legacy of value that will benefit both investors and local communities for years to come. In the end, we will be judged by what we leave future generations. JOE wants both its shareholders and community partners to be pleased with their inheritance.

Sincerely,

Peter S. Rummell
Jacksonville, Florida
March 26, 2003

JOE HAS A UNIQUE OPPORTUNITY TO CREATE VALUE FOR SHAREHOLDERS, WHILE ENHANCING THE QUALITY OF LIFE IN NORTHWEST FLORIDA.

As Northwest Florida's largest private landowner, JOE has a fundamental business interest in protecting the region's quality of life. That's why JOE is working closely with local communities on projects designed to promote smart, quality growth while avoiding many of the problems that plague other parts of Florida.

CREATING A BETTER PLACE TO CALL HOME

JOE is developing unique places that reflect the region's Southern coastal character. But the company's commitment goes much further. JOE is working closely with local officials to promote sound economic development, good schools, quality health care, improved roads and air service, and a regionwide conservation effort. It's all part of JOE's effort to make Northwest Florida a better place to call home.



Tourism has long been one of the pillars of Northwest Florida's economy. In its first year of operation, JOE's spectacular WaterColor Inn has attracted new visitors to the region and helped shift perceptions about the Panhandle.





"We continue to be impressed by the creativity and environmental sensitivity in JOE's development efforts."
– Paul D. Puryear, Raymond James & Associates, October 22, 2002



The 60-room WaterColor Inn offers casual luxury and stunning Gulf views.



Embracing a way of life on the Forgotten Coast...

JOE IS WORKING CLOSELY WITH LOCAL COMMUNITIES TO PRESERVE THE UNIQUE CHARACTER OF NORTHWEST FLORIDA.

With its dazzling white sand beaches, laid-back coastal towns and beautiful inland rivers and bays, Northwest Florida is one of the last great places in the United States. And JOE wants to keep it that way. That's why thoughtful planning has become the hallmark of JOE's development efforts.

PLANNING FOR THE FUTURE

JOE is working with local officials and citizens to preserve the region's quality of life and avoid problems that have plagued other parts of Florida. Public planning meetings are an important part of every JOE development, and constructive community feedback has made a difference. And by cooperative planning, both regionally and locally, JOE is working to help ensure the Panhandle never loses its unique character.





Washington County
Bay County
West Bay
North Bay
Panama City
Gulf Of Mexico

The West Bay Sector Plan provides the framework for the development of 75,000 acres and includes the proposed relocated airport, a 37,000-acre conservation area and a variety of JOE projects.



In Franklin County, local officials, citizens and JOE have begun a series of public meetings, with the objective of forging a long-term land use plan for St. James Island.

"It is a remarkable undertaking to prepare a conceptual buildout plan for approximately 75,000 acres that balances the needs and expectations of the community while being protective of the very significant natural resources of the area. Full realization of the West Bay Conservation Area will secure a remarkable natural legacy." – Steven M. Seibert, Department of Community Affairs, State of Florida, August 8, 2002

JOE HAS BEEN ABLE TO ADVANCE BOTH THE PUBLIC AND SHAREHOLDERS' INTERESTS BY PRESERVING SPECIAL PLACES FOR GENERATIONS TO COME.

Regional conservation is an important part of JOE's Northwest Florida business strategy. The region's special places are key components of the area's outstanding quality of life. JOE believes its efforts to protect and ensure public access to conservation lands will benefit the public and shareholders for generations to come.

CREATING AN ENVIRONMENTAL LEGACY

Over the past five years, JOE has protected over 126,000 environmentally sensitive acres forever through conservation land sales to the State of Florida and The Nature Conservancy. The company is evaluating an additional 150,000 acres as conservation land. And JOE is working with environmental groups and local officials to establish the Northwest Florida Heritage Preserve, in an effort to link conservation areas across the region.





JOE has joined with responsible environmental organizations to protect critically important habitats and watersheds in Northwest Florida. At Bald Point State Park, JOE helped protect thousands of acres of coastal lands used by migrating birds and butterflies that make their twice-a-year journeys along the Gulf of Mexico.



To date, JOE has protected ten acres for every acre it has developed.

"JOE has made a commitment to regional conservation and public recreational opportunities and worked closely with us to protect some of Northwest Florida's most special places. We look forward to continuing this relationship on future conservation and landscape linkages throughout JOE's Florida properties." – Manley Fuller, Executive Director, Florida Wildlife Federation



Northwest Florida is home to some of
the world's most beautiful rivers and bays.



Sacred Heart Hospital on the Emerald Coast in Walton County, Florida, near WaterColor.

A FOCUS ON HEALTH CARE, TRANSPORTATION AND EDUCATION IS IMPROVING THE REGION'S QUALITY OF LIFE.

Northwest Florida's regional infrastructure has long lagged behind the rest of Florida. That's why JOE has joined with local officials and the business community in a concerted effort to improve Northwest Florida's health care, schools, roads and air service. Communities across the Panhandle are making great strides in improving these essential services.

IMPROVING NORTHWEST FLORIDA'S INFRASTRUCTURE

For example, in Walton County, JOE donated land to Sacred Heart Health System for a new 50-bed hospital, cardiac care unit, trauma center and outpatient facility. The facilities opened in early 2003. In Walton, Bay, Gulf and Franklin counties, major road improvement projects are underway. And in Bay County, the project to relocate the Panama City–Bay County International Airport continues to make good progress.


98

JOE donated land and the right-of-way for widening U.S. 98, a critical road improvement project.




Delta Connection

Plans to relocate the Panama City-Bay County International Airport continue to move forward. Though many hurdles remain, the local airport authority has received initial FAA approval for the relocation.

"Sacred Heart and St. Joe share a commitment to quality of life and quality of health care in this region."
– Roger Hall, President, Sacred Heart Hospital on the Emerald Coast

WATERCOLOR, JOE'S SIGNATURE BEACHFRONT DEVELOPMENT, PROVIDES A REMARKABLY RELAXING WAY TO LIVE AT THE BEACH.

With the opening of the BoatHouse, the BaitHouse restaurant, the Tennis Center and a state-of-the-art fitness center, WaterColor continues to mature into a remarkable beachfront community. The community's efficient yet gracious master plan has produced a place to be experienced on bike or on foot.

CAPTURING THE IMAGINATION

Residents and visitors enjoy the extensive woodland trail system within WaterColor and the rare coastal dune lake and beautiful white sand beach that borders the community. Programs celebrating local arts and culture are available year-round. Now in its fourth year, WaterColor has been both a financial and a critical success. Sales have exceeded expectations, and the project continues to build momentum.

Canoes, kayaks and bicycles are available at the BoatHouse to explore WaterColor's miles of trails and beautiful Western Lake.




Montgomery
431
75
331
Dothan
AL
GA
10
231
Tallahassee
10
98
Destin
FL
WaterColor
Panama City Beach
Gulf of Mexico



The BaitHouse features a casual restaurant and a second community pool.



"We look for more aging baby boomers to move to Florida than any other state, and JOE owns a significant portion of the state's remaining beachfront." – Richard C. Young's Intelligence Report, December 2002



WaterColor near Seagrove Beach, Florida.



Exploring the coast at WindMark Beach
near Port St. Joe, Florida.

WINDMARK BEACH CAPTURES THE TIMELESSNESS OF "OLD FLORIDA" BY MAINTAINING THE FORGOTTEN COAST'S UNIQUE QUALITY OF LIFE.

WindMark Beach, JOE's first community in Gulf County, Florida, harkens back to an earlier, simpler time. The community honors local building traditions with its "cracker-style" architecture. JOE has taken great care to preserve the property's indigenous plants and taken full advantage of its beautiful setting on St. Joseph's Bay.

PROVING A NEW MARKET

WindMark Beach has been designed to integrate well with the local community by maintaining the unique character of the Forgotten Coast. A planned 3.5-mile trail through restored natural areas aims to provide public beach access points for Gulf County citizens. Sales at WindMark Beach have been exceptionally strong, reflecting demand for property in Gulf County and supporting local economic development efforts.



JOE works to protect environmentally sensitive areas in every community it builds.



Planning has begun on a 3.5-mile stretch of U.S. 98 in Gulf County. JOE donated land to move the road and restore the natural habitat. JOE intends to build a public boardwalk and beach access points along the old roadbed.


Montgomery
431
75
331
Dothan
AL
GA
10
231
Tallahassee
10
98
Destin
FL
WaterColor
WindMark Beach
Panama City Beach
Gulf of Mexico



"St. Joe is creating new opportunities for the people of Gulf County and demonstrating a strong respect for our way of life here. They make good neighbors." – George Duren, Port City Shopping Center, Port St. Joe

SET ON A SPECTACULAR WHITE SAND BEACH, WATERSOUND WILL SET A NEW STANDARD FOR GULF COAST COMMUNITIES.

Nestled among towering white sand dunes on a rare coastal dune lake, WaterSound's setting is extraordinary, even by Northwest Florida standards. The community's design features the unique marriage of Northerly seaside architecture with Southern coastal building traditions, creating one of the most distinctive communities on the Gulf Coast.

BEGINNING SOMETHING EXTRAORDINARY

With the feel of a seaside village, WaterSound Beach celebrates one of the most beautiful beaches in the world. The community is master-planned to include 499 residences, as well as a village center, community gathering spaces, landscaped parks, a beach club, and several recreational and social buildings. It is a natural, wonderfully secluded place where all paths lead to the sea.



Montgomery
431
75
331
AL
Dothan
GA
10
231
Tallahassee
10
98
Destin
FL
WaterColor
WindMark
Beach
WaterSound
Panama City
Beach
Gulf of Mexico



WaterSound's unique architecture will make it one of the most distinctive communities on the Gulf Coast.



The Tom Fazio-designed Camp Creek Golf Club is just minutes from WaterSound. The course has been recognized as one of the best in the region.

"In a nation where development restrictions increase every day, JOE owns more of an incredibly scarce and valuable asset than anyone: Land. And lots of it." – James F. Wilson, CFA, JMP Securities, October 23, 2002



All paths lead to the sea at WaterSe



The RiverCamps concept home on East Bay offers refuge from the fast pace and frustrations of daily life.



All paths lead to the sea at WaterSound Beach.



The RiverCamps concept home on East Bay offers refuge
from the fast pace and frustrations of daily life.

BY PROVIDING PERSONAL RETREATS IN PRIVATE NATURE PRESERVES, RIVERCAMPS REPRESENT A NEW APPROACH TO CONSERVATION.

RiverCamps are a different kind of real estate product being created in some of Mother Nature's best work. These planned light-on-the-land, low-density developments will be located on some of Northwest Florida's prettiest rivers and bays, and surrounded by large preserves of forests and wetlands. Each will provide a personal retreat in a private nature preserve.

LIVING IN SOME OF NATURE'S BEST WORK

RiverCamps owners will be supporting environmentally sensitive development, and at the same time, will have access to nearby golf and beach amenities. JOE is planning RiverCamps throughout Northwest Florida, with RiverCamps on Crooked Creek set to begin sales in 2003. RiverCamps will be integrated into JOE's broader regional conservation efforts.





RiverCamps on Crooked Creek is a near perfect location with "big water" views and access to the spectacular West Bay, surrounded by a magnificent tract of pine forest and savannas. Fewer than 450 homes are planned for almost 1,500 acres, and about 1,000 acres – or two-thirds of the property – are designated as conservation land forever.


331
AL
Dothan
GA
75
10
231
Tallahassee
10
98
FL
Destin
WaterColor
WaterSound
RiverCamps
Panama City Beach
WindMark Beach
Gulf of Mexico



"The St. Joe Company realizes that its land development success depends upon the preservation of the natural resources that make Northwest Florida the attractive place it is. Undoubtedly that is good for the company, but it is also good news for the people of Northwest Florida... We all must hope that St. Joe's development philosophy will be a model for all developers." – John Robert Middlemas, Board Member of Audubon of Florida, The Nature Conservancy and Apalachicola River and Bay Keepers

SOUTHWOOD OFFERS FAMILIES THE FEEL OF A SMALL COLLEGE TOWN AND THE BENEFIT OF EVERY MODERN CONVENIENCE.

SouthWood, a JOE master-planned residential community, is set on 3,200 rolling acres just a short distance from the State Capitol in Tallahassee. The community takes full advantage of its location. Art, music, theatre, dance, sports of every description – and endless lifelong learning opportunities – are all available through nearby schools and universities.

BUILDING BETTER COMMUNITIES

SouthWood has miles of hiking and biking trails, a Fred Couples-designed golf course, and a planned village center featuring specialty shops, restaurants and professional offices overlooking a 123-acre Central Park and lake. The Education Village provides lifelong learning opportunities from pre-school through college and adult education. It's a great community, a place where families can enjoy a casual, small-town way of life.


Atlanta
SC
85
95
431
75
AL
GA
Dothan
231
Tallahassee
FL
98
10
Jacksonville
SouthWood
Victoria Park
Panama City Beach
WindMark Beach
Orlando
RiverCamps

JOE's Victoria Park community near Orlando has earned national attention. *Golf Magazine* recently named the community's golf course one of the ten best new places you can play.



"JOE's been a strong supporter of efforts to improve education, donating land for new schools and providing grants to existing ones." – John Thrasher, Chairman, Board of Trustees, Florida State University, Tallahassee, Florida



SouthWood, near Tallahassee, Florida,
is a haven for families.


100

Beckrich Office Park in
Panama City Beach, Florida

THE SUCCESS OF JOE'S RESORT AND RESIDENTIAL COMMUNITIES HAS GENERATED NEW ECONOMIC DEVELOPMENT OPPORTUNITIES.

Quality economic development is essential to maintaining Northwest Florida's outstanding quality of life. JOE has worked closely with local economic development officials to attract new businesses – and new jobs – to the region. And JOE has been a leader in forming Florida's Great Northwest, Inc., a 16-county regional economic development

PROMOTING QUALITY ECONOMIC DEVELOPMENT

organization. JOE's commercial real estate projects are creating economic development opportunities. Light industrial parks are under development across the region. Pier Park, a mixed-use project in Panama City Beach designed to feature retail, dining and family entertainment venues, is also underway. And JOE's successful resort and residential developments are generating significant retail and commercial opportunities.



JOE helped create Florida's Great Northwest, Inc., a public/private partnership that is leading the effort to attract quality jobs to the region.





SouthWood One, a 88,417-square-foot class-A office building, is part of a growing commercial real estate presence at SouthWood.

"JOE has been very active, working with local communities, in trying to bring new business and quality jobs to the region."
– Dr. Pamella Dana, PhD, Director, Governor's Office of Tourism, Trade and Economic Development, State of Florida

JOE IS DELIVERING VALUE TO SHAREHOLDERS BY MAKING NORTHWEST FLORIDA A BETTER PLACE TO CALL HOME.

JOE believes its efforts to protect and enhance Northwest Florida's unique character and quality of life are a strong foundation for long-term value creation. JOE's focus on responsible growth and high-quality resort, residential and commercial development is designed to deliver shareholder value now and for many years to come.

DELIVERING ENDURING VALUE

JOE is working to preserve the qualities that make the Panhandle special. Efforts to improve the region's economy, schools, health care, roads and air service will benefit both Northwest Florida communities and JOE shareholders. And through a strong commitment to conservation, JOE is helping to preserve Northwest Florida's tremendous natural assets. In all, JOE's thoughtful planning and hard work today is designed to deliver an enduring legacy of value tomorrow.



JOE has the unique opportunity to build a legacy of value for its shareholders and all of Northwest Florida.





By focusing on building unique places, protecting the environment, attracting high-quality jobs and improving education, transportation and health care, JOE is working to make Northwest Florida a better place to call home.

"Joe has demonstrated its willingness to work closely with local elected officials, to listen to the needs of the community, and to develop plans that enhance the quality of life for Northwest Florida." – The Honorable Lee Sullivan, Mayor of Panama City Beach, Florida



WaterColor's Gulf-front condominiums make every day "a day at the beach."

REPORT OF MANAGEMENT

March 26, 2003

To the Shareholders of The St. Joe Company:

Management is responsible for the preparation and content of the financial information in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States. Management has included in the company's financial statements amounts that are based on estimates and judgments that it believes are reasonable under the circumstances.

The St. Joe Company maintains internal accounting controls. We believe these controls provide reasonable assurance that assets are safeguarded and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. We have established an internal audit program to ensure compliance with these controls.

The Audit Committee of the Board of Directors reviews the system of internal controls and financial reporting. It meets and consults regularly with management and independent auditors to review the scope and results of their work.

KPMG LLP, a firm of independent public accountants, has prepared an independent audit of the consolidated financial statements. Their opinion, based upon their audit of the consolidated financial statements and review of other materials provided by management, is included on the Securities and Exchange Commission Form 10-K, which is available on our Web site at www.joe.com. It is also available without charge in hard copy or on CD-ROM by contacting Investor Relations.



Peter S. Rummell
Chairman and CEO



Kevin M. Twomey
President, COO and CFO

Forward-Looking Statements

We have made forward-looking statements in this Annual Report. The Private Securities Litigation Reform Act of 1995 provides a safe-harbor for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as that information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ, possibly materially, from those in the information. You can find in this Annual Report many of these forward-looking statements by looking for words such as "intend," "anticipate," "believe," "estimate," "expect," "plan" or similar expressions. In particular, forward-looking statements include, among others, statements about the following: the size and number of commercial buildings and residential units; the expected development timetables, development approvals and the ability to obtain approvals; the anticipated price range of developments; the number of units that can be supported upon full build out of a development; the number and price of anticipated land sales; absorption rates and expected gains on land sales; future operating performance, cash flows, and short- and long-term revenue and earnings growth rates; estimated land holdings for a particular use within a specific time frame; comparisons to historical projects; and the number of shares of Company stock which may be purchased under the terms of the Company's existing or future share repurchase program.

Forward-looking statements are not guarantees of performance. You are cautioned not to place undue reliance on any of these forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly update or revise any forward-looking statement whether as a result of new information, future events, or otherwise.

Forward-looking statements are subject to numerous assumptions, risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by forward-looking statements include, among others, the following: economic conditions, particularly in Florida and key Southeastern United States areas that serve as feeder markets to the Company's Northwest Florida operations; acts of war or terrorism or other geopolitical events; local conditions such as an oversupply of homes and homesites, residential or resort properties, or a reduction in the demand for real estate in the area; timing and costs associated with property developments and rentals; competition from other real estate developers; whether potential residents or tenants consider our properties attractive; increases in operating costs, including increases in real estate taxes; changes in the amount of timing of federal and state income tax liabilities resulting from either a change in our application of tax laws, an adverse determination by a taxing authority or court, or legislative changes to existing laws; how well we manage our properties; changes in interest rates and the performance of the financial markets; decreases in market rental rates for our commercial and resort properties; the pace of development of infrastructure, particularly in Northern Florida; adverse changes in laws or regulations affecting the development of real estate; decreases in prices of wood products; potential liability under environmental laws or other laws or regulations; the availability of funding from governmental agencies and others to purchase conservation lands; and adverse weather conditions.

Additional risk factors are described in our other periodic reports filed with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 2002.

YEAR ENDED DECEMBER 31,	2002	2001	2000
(Dollars in millions, except per share amounts)			
Financial Condition			
Investments in real estate	$ 807	$ 737	$ 562
Cash, cash equivalents and marketable securities	74	206	203
Property, plant and equipment, net	43	50	60
Other assets	246	348	290
Total assets	1,170	1,341	1,115
Other liabilities	369	325	249
Debt	321	498	297
Total stockholders' equity	480	518	569
Total liabilities and stockholders' equity	$ 1,170	$ 1,341	$ 1,115
Cash Flow			
Cash and equivalents, beginning of year	$ 41	$ 52	$ 72
Net cash provided by operating activities	37	56	3
Net cash provided by (used in) investing activities	121	(79)	(97)
Net cash provided by (used in) financing activities	(126)	12	74
Cash and equivalents, end of year	73	41	52

St. Joe's Common Stock Performance

St. Joe had approximately 28,400 beneficial shareholders as of March 14, 2003. The Company's Common Stock is quoted on the New York Stock Exchange (NYSE) Composite Transactions Tape under the symbol "JOE."

The range of high and low closing prices for the Common Stock as reported on the NYSE Composite Transactions Tape for the periods indicated is set forth below:

	2002		2001		2000*	
Common Stock Price	HIGH	LOW	HIGH	LOW	HIGH	LOW
First Quarter	$ 30.00	$ 27.30	$ 23.53	$ 21.07	$ 28.94	$ 23.06
Second Quarter	33.65	29.34	27.00	22.14	31.19	27.38
Third Quarter	30.33	25.09	29.55	23.12	31.00	27.75
Fourth Quarter	30.10	25.60	28.03	24.85	28.31	17.94

*After the close of regular trading on the NYSE on October 9, 2000, the Company distributed to its shareholders all shares of Florida East Coast Industries Class B Common Stock it owned. The value of the shares distributed was approximately $9.38 per share, and that amount was accordingly subtracted from the St. Joe stock price when the NYSE opened for trading on October 10, 2000.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31,		2002		2001		2000
(Dollars in millions, except per share amounts)						
Statements of Income						
Operating revenues	$	646.4	$	591.1	$	623.9
Operating expenses		474.6		449.5		399.6
Corporate expenses		27.5		18.8		25.1
Depreciation and amortization		22.8		21.3		44.6
Impairment losses		–		0.5		6.5
Operating profit		121.5		101.0		148.1
Other income/(expense)		120.6		(5.8)		6.1
Income from continuing operations before income taxes and minority interest		242.1		95.2		154.2
Income tax expense		89.6		35.5		51.7
Minority interest		1.3		0.5		10.0
Income from continuing operations	$	151.2	$	59.2	$	92.5
Discontinued operations		23.2		11.0		7.8
Net income[1]	$	174.4	$	70.2	$	100.3
Net income per diluted share	$	2.14	$	0.83	$	1.15
Results of Operations - EBITDA						
EBITDA[2]	$	163.1	$	162.2	$	196.7
EBITDA per diluted share	$	2.01	$	1.92	$	2.26
Weighted average diluted shares outstanding		81,340,615		84,288,746		86,867,464

Reconciliation of Net Income to EBITDA

(Dollars in millions, except per share amounts)		2002		2001		2000
Net income	$	174.4	$	70.2	$	100.3
Add back:						
Income tax expense		91.1		42.3		56.6
Depreciation and amortization		23.8		29.6		51.8
Interest expense		23.7		22.1		13.8
Spin-off related costs		2.0		2.0		–
Other		0.6		–		4.7
Less:						
(Gain) on derivatives sales		(132.9)		–		–
(Gain) on litigation settlement		–		–		(9.8)
Loss on dispositions of other assets		0.2		–		–
(Gain)/loss on derivatives valuation		0.9		(4.0)		–
(Gain) on sale of ARS		(20.7)		–		–
Minority interest		–		–		(20.7)
EBITDA	$	163.1	$	162.2	$	196.7

(1) Net income for 2002 includes net gains on settlement of forward-sale contracts of $86.4 million ($132.9 million pre-tax). Net income includes conservation land net income of $18.5 million, $13.8 million, and $27.1 million in 2002, 2001 and 2000, respectively. On October 9, 2000 St. Joe distributed to its shareholders all of its equity interest in Florida East Coast Industries, Inc. ("FLA"). The company's results of operations include the results of FLA's operations through October 9, 2000. Net income contributed from FLA in 2000 was $10.7 million.

(2) We use a supplemental performance measure along with net income to report our operating results. This measure is Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA"). EBITDA is not a measure of operating results or cash flows from operating activities as defined by generally accepted accounting principles. Additionally, EBITDA is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to cash flows as a measure of liquidity. However, we believe that EBITDA provides relevant information about our operations and, along with net income, is useful in understanding our operating results. EBITDA excludes gains from the sale of discontinued operations except for gains (losses) from sales of assets which are classified as discontinued operations under the provision of FAS 144 and are sold in the normal course of business. EBITDA also excludes gains on sales of non-strategic lands and other assets. EBITDA includes conservation land EBITDA of $30.1 million, $22.3 million, and $43.7 million in 2002, 2001 and 2000, respectively. EBITDA contributed from FLA in 2000 was $36.0 million. EBITDA includes income from discontinued operations of $5.3 million, $27.0 million and $20.4 million in 2002, 2001 and 2000, respectively, primarily from the discontinued operations of Arvida Realty Services ("ARS").

SUMMARY OF INDUSTRY SEGMENTS

YEAR ENDED DECEMBER 31,		2002		2001		2000
(Dollars in millions, except per share amounts)						
Operating Revenues						
Community residential development	$	399	$	264	$	166
Land		84		76		106
Commercial real estate		119		211		146
Forestry		41		37		36
Transportation		1		2		168
Corporate and other		2		1		2
Operating revenues		646		591		624
Pretax Income From Continuing Operations						
Community residential development	$	73	$	49	$	46
Land		68		64		94
Commercial real estate		2		5		9
Forestry		8		9		14
Transportation		(4)		(3)		20
Corporate and other		95		(29)		(29)
Pretax income from continuing operations		242		95		154


ST JOE

The St. Joe Company is one of Florida's largest real estate operating companies. It is engaged in community, commercial, industrial, leisure and resort development, along with commercial real estate services. The company also has significant interests in timber. www.joe.com


ARVIDA
a ST JOE company

Long known as Florida's premier community developer, Arvida creates high-quality resort, residential and second-home communities. www.arvida.com

St. Joe Commercial develops commercial real estate, including office parks, light industrial complexes, and retail, entertainment and commercial venues. www.stjoecommercial.com


ST JOE
Commercial


ADVANTIS
a ST JOE company

Advantis is a full-service commercial real estate services company offering corporate clients a complete range of representation, management and construction services. www.advantisgva.com

St. Joe Land Company sells large parcels - typically 5 to 5,000 acres - for homesites, ranches, quail plantations, farms, and rural residential neighborhoods. www.stjoeland.com


ST JOE
Land Company


ST JOE
Timberland Company

St. Joe Timberland manages the company's land holdings across the region for the production of a wide range of forest products. www.stjoetimberland.com

St. Joe Conservation Land works with public and private entities to identify and transfer Northwest Florida's special places into conservation.

MANAGEMENT TEAM



Seated, left to right: Peter Rummell, Jim Motta, Rachelle Gottlieb, Mike Regan, Bob Rhodes, Kevin Twomey. Standing, left to right: Chris Corr, Chris Marx, Everitt Drew, Jeff Gottlieb, Mike Reininger, Dave Tillis, Jerry Ray, Clay Smallwood, Frank Herring, Steve Solomon, Petch Gibbons, Janna Connolly, George Willson, Steve Swartz.

Peter S. Rummell
Chairman
and Chief Executive Officer

Kevin M. Twomey
President
Chief Operating Officer
and Chief Financial Officer

Robert M. Rhodes
Executive Vice President

James D. Motta
President
Arvida

J. Everitt Drew
President
St. Joe Land Company

Frank W. Herring, Jr.
President
St. Joe Commercial

H. Clay Smallwood
President
St. Joe Timberland Company

Petch Gibbons
President
Advantis

Janna L. Connolly
Vice President
Controller

Chris Corr
Vice President
Public Affairs

Jeffrey S. Gottlieb
Vice President
Tax

Rachelle S. Gottlieb
Vice President
Human Resources

Christine M. Marx
General Counsel
and Corporate Secretary

Jerry M. Ray
Senior Vice President
Corporate Communications

Michael N. Regan
Senior Vice President
Finance and Planning

P. Michael Reininger
Senior Vice President
Creative Services

Stephen W. Solomon
Vice President
Treasurer

Stephen A. Swartz
Vice President
Investor Relations

David G. Tillis
Vice President
Regulatory Affairs

George W. Willson
Vice President
Conservation Land

COMPANY INFORMATION

DIRECTORS

Peter S. Rummell
Chairman and
Chief Executive Officer
The St. Joe Company

Michael L. Ainslie
Retired President and
Chief Executive Officer
Sotheby's Holdings

Hugh M. Durden
Retired Executive Vice President
Wachovia Corporation

John S. Lord
Retired President
Bank of America - Central Florida

Herbert H. Peyton
President
Gate Petroleum Company

Walter L. Revell
Chairman and
Chief Executive Officer
H.J. Ross Associates, Inc.

Frank S. Shaw, Jr.
Chairman and
Chief Executive Officer
Shaw Securities

Winfred L. Thornton
Chairman
Alfred I. duPont Testamentary Trust

John D. Uible
Private Investor

AUDIT COMMITTEE

Walter L. Revell, Chairman
John S. Lord
Frank S. Shaw, Jr.
Winfred L.Thornton
John D. Uible

COMPENSATION COMMITTEE

Michael L. Ainslie, Chairman
Hugh M. Durden
Herbert H. Peyton
John D. Uible

FINANCE COMMITTEE

Hugh M. Durden, Chairman
John S. Lord
Herbert H. Peyton
Frank S. Shaw, Jr.
Winfred L.Thornton

LISTING

New York Stock Exchange: **JOE**

INTERNET

www.joe.com

10-K REPORT

A printed copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission is available to shareholders without charge upon written request to:

The St. Joe Company
Investor Relations
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

TRANSFER AGENT AND REGISTRAR

Wachovia Bank, N.A.
Shareholder Services Group
1525 West W.T. Harris Blvd. 3C3
Charlotte, NC 28288-1153
800.829.8432

INDEPENDENT AUDITORS

KPMG LLP
One Independent Drive, Suite 2700
Jacksonville, Florida 32202

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Tuesday, May 20, 2003, 10 a.m. at the
Ponte Vedra Inn & Club,
200 Ponte Vedra Boulevard,
Ponte Vedra Beach, Florida 32082
904.285.1111

MEDIA RELATIONS CONTACT

Jerry M. Ray
Senior Vice President
Corporate Communications
jray@joe.com
904.301.4430

INVESTOR RELATIONS CONTACT

Stephen A. Swartz
Vice President
Investor Relations
sswartz@joe.com
Phone: 904.301.4347
Toll-free: 866.NYSE.JOE

Design: Deep Design – Atlanta, GA • Printed by Graphic Press – Atlanta, GA • Principal Photography: Ralph Daniel, Garry McElwee, Jack Gardner
Page 13 aircraft courtesy of Delta Air Lines • Page 21 RiverCamps concept home interior © Copyright 2002 *Coastal Living* /© Copyright 2003 Deborah Whitlaw

"In the end, we will be judged by what we leave the next generation. JOE wants both its shareholders and its community partners to be proud of our legacy."

– Peter S. Rummell, Chairman and CEO, The St. Joe Company


STJOE

245 Riverside Avenue · Suite 500 · Jacksonville, FL 32202 · 904.301.4200 · Web site: www.joe.com · e-mail: info@joe.com